For the semi-annual period ended (a) 4/30/97
File number (c)811-06048

                                  SUB-ITEM 77 D


                 Policies with Respect to Securities Investments

     A) On February 19, 1997 the Directors approved a change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities.




























n-sar/pif2-97/77d